ENERGY CONVERSION DEVICES, INC.


[Company Logo]          2000 LETTER TO STOCKHOLDERS


Dear Stockholders:

It has been quite a year for ECD -- an incredible year of business achievements and a year of unprecedented progress in the development of our proprietary products and the confirmation of our leading-edge technologies!

o Announcement of our Ovonic Solid Hydrogen Storage System(TM) and Ovonic Regenerative Fuel Cell(TM) technologies

o   Twenty percent equity investment and formation of joint ventures with Texaco

o Expansion of the photovoltaic manufacturing capacity at United Solar with our new partner, Bekaert

o   Formation of a venture and strategic alliance with GE Plastics

o Agreements through Ovonyx with Intel, STMicroelectronics and Lockheed Martin (now BAE Systems)

o Strengthening of our balance sheet with working capital of $100 million, including $90 million in cash reserves

As you can see, it has been an exciting and fast-paced time for us.


The major business event of the year was our partnership with Texaco which entailed the formation of two new joint ventures (one in hydrogen storage, the other in fuel cells), the signing of a memorandum of understanding to form a third joint venture for battery manufacturing and sales, and the purchase by Texaco of a 20% interest in ECD for $67.3 million. The purchase is large enough to be seen as a significant investment, but at the same time assures ECD's independence as an energy and information company.


Ovonics@work(TM)
--------------------------------------------------------------------------------
Energy Conversion Devices, Inc.              Telephone: 248-280-1900
1675 West Maple Road                         Fax: 248-280-1456
Troy, Michigan 48084                         e-mail: ovonic@aol.com
USA                                          www.ovonic.com

Texaco's technical and management personnel have been following our technology advances for several years. At a May 2, 2000 press conference, William M. Wicker, Senior Vice President, Texaco, stated, "Energy Conversion Devices represents an exciting investment opportunity for Texaco and reflects our commitment to developing the next generation of advanced energy technologies. We intend to be a company that is responsive, and Texaco aims to be a leader in the development and commercialization of environmentally smart alternative energy technologies." We at ECD are very pleased with this strategic alliance which will accelerate the move of our advanced technology into the marketplace and, with the Ovonic Regenerative Fuel Cell and Ovonic Hydrogen Storage System, be an enabler for the coming hydrogen economy.


The Texaco stock investment was made just one month after another significant business event -- a strategic alliance and joint venture in the field of photovoltaic (solar) products. The joint venture entails an investment by N.V. Bekaert S.A. in a new manufacturing plant with an annual capacity of 25 megawatts (MW) which is being designed and built by ECD; a sales and marketing expansion program; and the purchase of Canon's entire interest in ECD's photovoltaic joint venture, United Solar Systems Corp. (United Solar), for a total investment of $84 million. The ECD-Bekaert strategic alliance is operating through two related companies, United Solar (owned 81% by ECD and 19% by Bekaert) and a new assembly, marketing and sales company, Bekaert ECD Solar Systems LLC (owned 60% by Bekaert and 40% by United Solar). Currently, ECD and Bekaert each have a 50% share of the combined operations of the joint ventures.


ECD's founders, Stan and Iris Ovshinsky, were honored as "Heroes of Chemistry" by the world's largest scientific society, the American Chemical Society, in August 2000 for having made "significant and lasting contributions to global human welfare" with their "invention of environmentally sustainable energy generation and energy storage applications." More specifically, the Ovshinskys were recognized for 40 years of energy innovations, including development of better batteries for electric cars, roof shingles that convert sunlight to electricity and hydrogen-fuel technology. As a team, Stan and Iris Ovshinsky were among other "heroes" representing 10 international corporations who were honored.


In June 2000, Stan was honored by the International Association for Hydrogen Energy (IAHE) with the IAHE Sir William Grove Award at its 13th World Hydrogen Energy Conference in Beijing, China. The award was presented to Stan for his life-long contributions to hydrogen energy, in general, and to the fundamentals and applications of metal hydride batteries, in particular. (In 1999, Stan was one of Time magazine's "Heroes for the Planet" and also received the Karl W. Boer award of the International Solar Energy Society "in recognition of pioneering the science of amorphous semiconductors resulting in the development and commercialization of low-cost thin-film silicon solar cells for generation of photovoltaic energy.")

During the year, we also strengthened our board of directors and management team.

Joining our board this year from Texaco were William M. Wicker, Senior Vice President, and James R. Metzger, Vice President and Chief Technology Officer. Both men serve on Texaco's Executive Council. Both bring valuable expertise and experience to our board.

The ECD management team also has been strengthened with the addition of new members as we increase our production and commercial activities:

Thomas S. Neslage, formerly President of Texaco Global Products, was named Senior Vice President, Global Sales and Marketing for ECD. This new position will oversee development of cohesive corporate and product brand management coupled with marketing and sales strategies for all ECD products and services. His efforts will be focused on better leveraging the company's current leading-edge and emerging technologies in the marketplace. This new role will also further define and deliver on customer requirements in an increasingly competitive and global marketplace for all ECD operating units and joint venture companies.

Dr. Alastair K. Livesey, formerly Research and Development Manager for sustainable energy development, particularly hydrogen, at Shell, UK, joined ECD as Director, Hydrogen Energy Systems. He has extensive experience in the field of alternative power sources for automotive transportation, including batteries, hydrogen and fuel-cell vehicles and systems. While at Shell, his work on fuel cells and the hydrogen economy led to the formation of Shell Hydrogen. Interestingly, he received his Ph.D. from Cambridge University's renowned Cavendish Laboratory for work he did on the structure of amorphous metals. He brings with him not only many years of management experience but also his very broad scientific knowledge.

Carsten Bethge, formerly Senior Director, Worldwide Sales, for Siemens Solar Industries, joined Bekaert ECD Solar Systems as Vice President, Sales and Marketing. He has extensive industry experience in senior sales and marketing positions and will lead the Sales and Marketing Department from United Solar's corporate headquarters in Troy, Michigan.

Joseph Pietrangeli, former Vice President of Purchasing with the Jervis B. Webb Company, has joined ECD as Director, Purchasing. He will coordinate all ECD and associated company purchases.

Stephen Heckeroth has joined ECD and United Solar as Director, Photovoltaic Building Integrated Products. He has been working on alternatives to fossil fuel use in both his private and professional life for more than 30 years. An architect by training, he has been designing and building solar homes for the past 25 years and received a national design award in 1992 for his expertise in solar building design. He is also an internationally recognized expert in industrial and agricultural electric equipment.

Scott Sklar, long-time Executive Director of the Solar Energy Industries Association, has been retained by ECD and United Solar as a consultant to help provide strategic market development of ECD and United Solar products. Sklar, nationally-known as the solar industry spokesman in Washington, DC, and a former aide to the late Senator Jacob K. Javits (NY), is a well-known expert in distributed energy generation, renewable energy, and in clean energy project development.

Along with these new members of the management team, several organizational and responsibility changes were implemented to reflect the increasing commercialization of our products.


Stockholders know that ECD has three core product areas:

o   Information technology

o   Energy generation and utilization

o   Energy storage and infrastructure

These core product areas are all based on the company's proprietary atomically engineered, amorphous and disordered materials. The material base supports the following lines of business:

o Optical Memory -- Ovonic phase-change memory including rewritable CD and DVD products

o   Electronic Memory and Switches -- Ovonic Unified Memory (Ovonyx)

o   Photovoltaics -- Ovonic Uni-Solar(R) products

o   Fuel Cells -- Ovonic regenerative fuel cells

o   Batteries -- Ovonic nickel metal hydride batteries

o   Hydrogen Storage -- Ovonic solid hydrogen storage systems

o   Protective Coatings -- optical and barrier films

An important complementary business is our Production Technology and Machine Building Division, which designs and builds many of the special machines used by ECD and its joint ventures and licensees to manufacture products. Information about ECD's products can be found in our Technology and Products brochure. Copies are available from ECD, as well as on our website at www.ovonic.com.

Let's look at these various businesses and see what took place this past year.

Information Technology -- Optical Memory

ECD's unique approach to information, similar to its energy strategy, provides high-volume commercial components that converge into a complete system with much-needed new functions.

All large-volume rewritable optical data storage products utilize phase-change materials. Stan Ovshinsky originated rewritable phase-change technology many years ago. Phase change refers to the ability of our atomically engineered amorphous (disordered, noncrystalline) material to be changed to an ordered, crystalline state by optical or electrical means and reversed by the same process. This allows for recording and playback using digital media, much like a magnetic hard disk drive, but with low-cost, high-capacity, removable media. Phase-change rewritable technology is used in PD, CD-RW, DVD-RAM and DVD-RW products.

In March 2000, GE Plastics, a unit of General Electric Company, and ECD established a strategic alliance and formed a joint venture to design, develop, demonstrate and commercialize continuous web roll-to-roll technology for the ultra-high-speed manufacture of optical media products -- primarily rewritable digital versatile disks (DVDs). The products incorporate and advance both ECD's phase change and GE's optical quality polycarbonate materials. The joint venture, Ovonic Media, LLC, is owned 51% by GE Plastics and 49% by ECD.

The objective of the venture is to further develop proprietary materials and process technology for utilization in high-speed, low-cost manufacturing. Embossing and deposition have been demonstrated with good results. The venture is currently expanding the developmental equipment to demonstrate the process in a production-worthy environment. A near-term decision to build equipment for a small volume (5-10 million annual capacity) manufacturing facility is anticipated in the coming months, and a longer-term plan includes the manufacture and sale of both disks and manufacturing equipment. The establishment of this manufacturing venture underscores our new strategy to focus on manufacturing and sales rather than on licensing of others.


Information Technology -- Electronic Memory and Switches

Ovonyx, Inc. (Ovonyx), a joint venture between ECD and Tyler Lowrey, former Vice Chairman and Chief Technology Officer of Micron Technology, Inc. in Boise, Idaho, was formed in January 1999 to commercialize Ovonic Unified Memory (OUM). OUM is a unique, thin-film, nonvolatile, solid-state memory that offers key competitive advantages for the microelectronic memory and embedded logic marketplace in terms of cost, performance and scaling (size reduction) over conventional solutions, solving some of the basic problems that the semiconductor industry faces.

In November 1999, Ovonyx announced that it entered into a royalty-bearing agreement with Lockheed Martin Space Electronics and Communications (now BAE Systems) to commercialize OUM technology to replace Flash, DRAM, FPGAs (Field Programmable Gate Arrays) and other electronic devices in radiation-hardened space and military applications.


The Air Force Research Laboratory, in commenting on the Ovonyx space and military applications, stated, "Because of a revolutionary breakthrough in special phase-change alloy materials ... we now expect to advance computer data storage capabilities ... by addressing with a single new technology most of the challenges facing modern memory devices." It further said, "This will lead to computer data storage that is more durable, less expensive and faster."

Intel Capital made an equity investment in Ovonyx in February 2000. Ovonyx granted a nonexclusive royalty-bearing license for its OUM memory technology to Intel, and the two companies are working together to develop and demonstrate the feasibility of high-density nonvolatile memory based on OUM technology. The joint development program is being conducted at one of Intel's wafer fabrication facilities.

The Intel investment will be used to further the strategic goals of Ovonyx, principally by supporting ongoing development activities. These goals include product development to exploit phase-change technology in the nonvolatile memory and embedded memory/logic marketplace while continuing to expand Ovonyx basic patent position.

In addition to the Intel activity, Ovonyx announced in December 2000 that it signed an agreement with STMicroelectronics (ST) whereby ST will license from Ovonyx its thin-film nonvolatile semiconductor memory technology and that the two companies will establish a joint development program.

STMicroelectronics (formerly SGS-THOMSON Microelectronics) is a global independent semiconductor company. The company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits and discrete devices used in a wide variety of microelectronic applications.

ST is one of the world's leading suppliers of nonvolatile memories with a portfolio that includes EPROM, EEPROM and both general-purpose and application-specific Flash memories, and it is a world leader in embedding Flash and EEPROM memory into complex chips for use in smartcards, disk drives, automotive engine management units and other applications.

The license agreement permits ST to use Ovonyx memory technology on a nonexclusive, royalty-bearing basis in its microcontrollers, Flash memory, MOS logic and other applications. The joint development program has started, and technical teams from both companies will work together to transfer Ovonyx memory technology and develop process technology to integrate the thin-film memory into the ST silicon fabrication process.

Commenting on the agreement, Dr. Carlo Bozotti, ST Corporate Vice President and General Manager of ST's Memory Products Group said, "This agreement reflects ST's commitment to maintaining its position at the forefront of nonvolatile memory technology. We are highly impressed by the potential of the Ovonyx thin-film technology and excited by the challenges and opportunities it presents to further enhance our already world-class technology portfolio, not only in memories, but also in a wide range of differentiated products and System-on-Chip solutions."


Energy Generation -- Photovoltaics

ECD's photovoltaic venture, United Solar, is the leading manufacturer of low-cost thin-film solar cell products. Its fivefold increase in production capacity, currently under construction, will allow its revenue to grow in a rapidly expanding worldwide photovoltaic market that is currently estimated at more than $1 billion annually. Photovoltaics has the potential to become a crucial component of the world's energy strategy.

Since the 1970s, ECD's Photovoltaic Division has developed the materials and production technology essential to allow a shift to solar energy, making photovoltaics (PV) -- the direct conversion of sunlight into electricity -- viable for large-scale terrestrial, telecommunications and space applications. Additional information about ECD's Ovonic photovoltaic technology and its Uni-Solar(R) products manufactured by our joint venture -- United Solar -- is contained in our Technology and Products brochure. Information is also available on our website (www.ovonic.com), as well as on United Solar's (www.uni-solar.com).

ECD and Canon formed the United Solar joint venture in 1990 to grow the PV market. As part of ECD's purchase of Canon's entire interest in United Solar, ECD issued 700,000 shares of ECD common stock to Canon.

As highlighted at the beginning of this letter, Bekaert and ECD formed a strategic alliance in which Bekaert will invest $84 million in the joint venture, including a $50 million investment in the new manufacturing equipment being designed and built by ECD. The 25 MW annual-capacity manufacturing facility, based on ECD's proprietary triple-junction continuous roll-to-roll production technology, will expand United Solar's manufacturing capacity fivefold as well as accelerate market penetration of its unique lightweight and flexible solar products, such as its building-integrated products and unique roofing materials.

In September 2000, Bekaert ECD Solar Systems announced that the 25 MW manufacturing equipment would be installed in a plant in the City of Auburn Hills, Oakland County, Michigan. This will be the largest thin-film production facility in the world when completed. This fivefold increase in production capacity (the current United Solar manufacturing plant has an annual capacity of 5 MW) is a major step in United Solar's goal of producing photovoltaic products that, in high volume, can be competitive with conventional fuels.

ECD has been pleased with the strategic alliance with Bekaert and its commitment to expand market penetration of United Solar's products worldwide. Rafael Decaluwe, CEO of Bekaert, has noted, "This joint venture is of prime importance and a deliberate step in Bekaert's renewable energy process. It forms a 'perfect fit' and is the fruit of our continuous search for new products and new applications in promising market segments with a high natural growth potential. It is based on our core competencies in a broad range of metal transformation and coating technologies. The large number of patents and technology owned by ECD/United Solar, combined with Bekaert's portfolio of competencies, will push the growth of United Solar and will also trigger the development of new products and new applications in the future."

United Solar's assembly plant in Mexico received the "Export Merit Award Baja California 2000" in November. Apart from being recognized as an exporter, the plant was recognized for employee education and quality programs and for providing local professionals and engineering students the opportunity to learn about socially relevant technology in Mexico.

United Solar space PV products were developed to offer an ultralight, low-cost alternative to conventional space PV modules. The company's thin-film PV material dramatically exceeds the power-density requirement of 100 W/kg and is well within the target cost of $30 to $60/Watt established by the telecommunications industry. In addition, laboratory testing has shown that United Solar's PV products are radiation hard and have superior performance at the high temperatures encountered in space.

The lightweight space solar modules installed on the MIR Space Station in November 1998 have returned to earth after 250 million miles in orbit. Despite the harsh conditions of space, including full light to full darkness every 90 minutes leading to temperature changes up to 200(degree)C, the modules look almost as good as the day they were made. In April 2000, we were awarded a new two-year cost-sharing contract by the U.S. Air Force to further develop this technology. Under the contract, ECD and United Solar are developing laser-integrated, ultralight, thin-film amorphous silicon-based solar panels on Kapton, a lightweight, 1- to 2-mil thick plastic substrate, for auxiliary spacecraft power systems. The technology being developed is capable of providing 2500 W/kg. We are continuing our discussions with interested companies.

Energy Generation -- Ovonic Regenerative Fuel Cells

This may seem to many to be a "new entry," but stockholders who know ECD, recall that some of the company's earliest hydrogen work included fuel cells. A fuel cell is an environmentally clean power generator, combining hydrogen with oxygen to produce electricity without combustion, with the only by-products being water and heat. They are not batteries and, therefore, do not require recharging. Fuel cells have potentially high-volume applications for both distributed power generation and automotive propulsion.

Leading automotive manufacturers are developing fuel-cell-driven cars and other types of vehicles for introduction in the 2005-2006 timeframe. Fuel cell developers have yet to fulfill the promises made so far for a cost-competitive high-efficiency fuel cell device. Most of the automakers developing fuel-cell-powered vehicles that use a Proton Exchange Membrane (PEM) type of fuel cell have been reporting various operating shortcomings, such as the temperature range, cost-prohibitive noble metal catalyst prone to poisoning, no energy-recovery capability, and slow start-up. Therefore, ECD decided to re-activate its development program. ECD's Ovonic Regenerative Fuel Cell is a fundamentally different fuel cell with features which, we believe, will make it ideal for vehicle and stationary applications. These include:

o   Instant start at all temperatures

o   Regenerative -- absorbs energy during vehicle braking

o   Use of proprietary low-cost non-noble metal catalyst

o   Higher efficiency -- improved fuel economy

o   Higher operating voltage -- better power

o   Robust, long-life design

ECD's unique, low-cost, proprietary non-noble metal catalyst materials technology provides significantly superior performance and lower costs compared to other technologies, such as PEM.

After reviewing the fuel cell design and evaluating the preliminary data, Texaco Energy Systems Inc. (TESI) decided to form a 50-50 joint venture company with ECD to further develop and advance commercialization of the Ovonic Regenerative Fuel Cell.

Under the terms of the joint venture agreement announced in September 2000, ECD will provide proprietary technology and its fuel cell development expertise, while TESI will provide additional technological support and funding for development work and initial product launch. Work under this joint venture started immediately, and progress to date has been excellent. We will be reporting test results at a future date. Funding for initial product and market development is estimated to exceed $40 million.

Energy Storage -- Ovonic NiMH Batteries

The market for small, consumer-type nickel metal hydride (NiMH) batteries continues to grow with yearly sales now of well over $1 billion. All significant manufacturers of consumer NiMH batteries are under license from ECD's subsidiary, Ovonic Battery Company, Inc. (Ovonic Battery). Numerous product tests have proven that rechargeable NiMH batteries offer consumers the best economic value compared to alkaline, nickel cadmium or lithium batteries.

At Ovonic Battery, efforts this past year have focused on cost reduction and next-generation NiMH batteries for electric vehicle (EV) and hybrid electric vehicle (HEV) applications for several potential OEM customers. Some automobile manufacturers have already begun the introduction of HEVs solely based upon ECD's NiMH battery technology; others are planning large-scale introduction of HEVs in the near future based upon NiMH battery technology. The superiority of NiMH technology for HEVs has established ECD's position as a market leader in this field.

In January 2000, we were proud to announce that Ovonic Battery achieved ISO 9002 certification for its electrode manufacturing facilities. The quality management system that received the ISO 9002 certification consists of the electrode manufacturing plants and the associated departments of engineering, quality, finance, marketing, human resources and purchasing. Ovonic Battery is registered under the SIC Code 3641, with the scope being the manufacture of NiMH batteries, electrodes and materials.

ISO 9000 is a series of standards on quality management systems developed by the International Standard Organization (ISO) and recognized worldwide. The intent of the standards is to improve the quality of the products or services provided by an organization based on how the company is managed and operated. The requirements specified are aimed primarily at achieving customer satisfaction by preventing nonconformities at all stages -- from design through servicing. ISO 9002 is a Quality Systems Model for quality assurance in manufacturing, distribution and installation. Quality Management Systems is a requirement imposed not only by government contracts, but also by the demands of the commercial marketplace. Suppliers to the auto industry are required to be ISO certified. Compliance with ISO 9000 provides confidence to the customer, and to the company's own management, that the expected quality is being achieved.

The North American International Auto Show (NAIAS) is held annually in Detroit, and in January 2000, the next-generation proprietary Ovonic NiMH batteries were featured in the GM Advanced Hybrid Technology Demonstration Vehicle -- the Precept. The Ovonic NiMH battery is a liquid-cooled, compact-design pack mounted under the front seat floor area.

The Precept is a fully functioning hybrid electric five-passenger, four-door family sedan that achieves fuel economy of 90 miles per gallon. The proof-of-concept vehicle evolved out of GM's participation in the Partnership for Next Generation of Vehicles, a collaborative research endeavor between the U.S. government and the domestic automobile manufacturers with the goal of developing technologies that enable up to three times the fuel efficiency of conventional cars with significantly lower exhaust emissions.

The proprietary Ovonic NiMH battery pack in the Precept consists of 28 12-volt modules with more than 3 kWh usable capacity. The battery modules use a liquid thermal management system. This latest generation battery uses a plastic monoblock case with the cell interconnects internal to the case. Like all Ovonic NiMH batteries, they are high power, have long cycle life and are maintenance free. Tests have demonstrated that these modules deliver in excess of 200,000 cycles, equivalent to more than 120,000 miles in a vehicle. Battery efficiency is rated at 93%, which contributed to the achievement of the Precept's remarkable fuel economy. Ovonic NiMH batteries will again be in several HEVs at the 2001 NAIAS as various automakers prepare to introduce these vehicles in a few years.

A number of automakers announced last year they plan to utilize higher voltage (36-42 V) systems for use in conventional vehicles. GM, Ford and others recently announced plans to use this system in a sport utility vehicle in 2004 and eventually spread it to other vehicle platforms. Batteries with 36 volts, and charging at 42 volts, are the most commonly discussed system for stop-and-start hybrid designs. Our new monoblock battery design is ideally suited for this type of application. Three monoblock batteries fit in about the same space as the current 12-volt lead acid battery today. We are working with a number of vehicle OEMs to incorporate the Ovonic NiMH batteries in test vehicles now.

In last year's Letter, we discussed our historic agreements with Rare Earth High-Tech Co. Ltd. of Baotou Steel Company, Inner Mongolia, China, for several major NiMH battery projects. The total project has a potential value of more than $100 million. In April 2000, we received all required government approvals, and the terms of letters of credit have been finalized in connection with the joint venture formed by Ovonic Battery and Rare Earth High-Tech. Ovonic Battery has started program activities, and the joint venture, Rare Earth-Ovonic Metal Hydride Co. Ltd., began construction of the first production facility in August 2000. To date, we have received approximately $6 million related to these agreements. Joint ventures for the production of negative electrodes and consumer batteries have also been established.

The overall project calls for Ovonic Battery to supply production equipment necessary to convert the mineral resources of Rare Earth High-Tech into value-added NiMH battery products. Ovonic Battery has licensed advanced NiMH battery technology and will provide technical training, engineering services and installation support, as well as the manufacturing know-how to produce hydrogen storage alloy powders, advanced nickel hydroxide materials and batteries.

It has been a year of change for our joint venture with General Motors, GM Ovonic, formed in 1994 to manufacture Ovonic NiMH batteries for electric vehicles. At that time, GM decided to team with Ovonic Battery to jointly develop the production processes and manufacturing equipment for commercialization of NiMH batteries.

Consistent with GM's recent commitment to focus on its core vehicle business, it opted to completely exit the component business, most recently spinning off the Delphi vehicle component operations. This strategy provided an opportunity for Texaco to further expand its alternate energy business through its acquisition of GM's share of GM Ovonic, announced in a Memorandum of Understanding signed in October 2000 with GM. Concurrent with this agreement, Texaco and Ovonic Battery signed a Memorandum of Understanding to continue the business of GM Ovonic in a new entity, to be named Texaco Ovonic Battery, LLC, in which GM's interest was converted and restructured so that ECD and Texaco each will have a 50% interest in the joint venture. Teams from all three companies are hard at work to convert the MOUs into agreements. We expect to complete these transactions early in 2001.

Commenting on the proposed transaction at the MOU signing, Harry J. Pearce, General Motors Vice Chairman, said, "General Motors, ECD and Ovonic led the industry in the initial commercialization and technology development for advanced vehicle batteries. Together, we improved the range of our world class GM EV1 to more than 150 miles with the GM Ovonic nickel metal hydride technology and opened the door to more efficient hybrid vehicles in the future. GM Ovonic's Kettering, Ohio, plant is the first and only facility in the United States dedicated exclusively to the production of NiMH batteries for electric vehicles. We are very proud of these successes and extremely pleased that Texaco will now join with Ovonic and ECD to take the next step in commercialization to reduce costs by spreading this technology to many other automotive customers and applications as well as to non-automotive uses. And, we anticipate that Texaco Ovonic will be our supplier for NiMH batteries."

In the year 2000, Ovonic NiMH batteries continued to lead the American Tour de Sol competition. A production GM EV1, equipped with NiMH batteries produced by GM Ovonic, achieved a range of 225 miles on a single charge. For the seventh consecutive year, a vehicle powered with Ovonic NiMH batteries exceeded the 200-mile range on a single charge -- the first time this has been achieved with a production-specific design vehicle. The EV1 was the overall winner in the EV category.

In the one-person category, a two-wheel electric scooter, modified by Ovonic Battery and powered with Ovonic NiMH batteries, achieved a range of 73 miles with an efficiency equivalent to more than 300 miles per gallon of gasoline. The Ovonic scooter was the overall first-place winner among the one-person vehicle entries.

In October 2000, the International Electric Vehicle Symposium, EVS-17, again highlighted the advantages of Ovonic NiMH batteries. They were clearly the batteries of choice among manufacturers of EVs and HEVs that were on display and available for ride and drive. Most vehicle makers selected the NiMH battery because of its high energy (more than twice that of lead acid), high power, long cycle life, maintenance-free and environmentally friendly robust design.


Energy Storage -- Ovonic Solid Hydrogen Storage Systems

Another of our newest lines of business can also be traced back to the earliest days of ECD -- hydrogen stored as a solid in thermal hydride materials. In 1981, our Report to Shareholders summarized the early developments and discussed Hydrogen, the Fuel of the Future. ECD is the originator of practical and realistic metal hydrides. A discussion of thermal hydride products can be found on our website (www.ovonic.com). Hydrogen is the fuel of the future!

During the year, automakers continued to report on their various advanced vehicle programs and their increasing interest in fuel-cell-powered vehicles. All these vehicles require hydrogen as a fuel, and several different approaches to storage systems have been demonstrated. For automotive applications, solid hydrogen storage is a safe, compact, low-pressure, high-density, lower-system cost alternative to gaseous or liquid hydrogen storage.

Last year, we reported that our ongoing development has led to new special Ovonic proprietary alloys that store hydrogen in a solid state of 7 wt. % at 300(degree)C desorption temperature and can be charged in under five minutes, solving the fundamental problems of not only storage but also kinetics and infrastructure. This means the volume of hydrogen needed to drive a vehicle 350 miles can be stored as a solid in about 20% of the system volume required if the hydrogen were stored in a high pressure gaseous system. The solid hydrogen storage tank is about the same size as a conventional automobile gasoline tank.

A metal hydride system consists of hydrogen gas, atomically engineered metallic materials, and the interface region between them. The proprietary metal alloys we have formulated are in loose, dry-powder form. Hydrogen gas (H2) is dissociated by catalytic action into individual hydrogen atoms which bond to the metal in the material and a metal hydride is formed.

Heating reverses the chemical reaction and causes the hydrogen atoms to reform as H2 molecules. The resulting pure hydrogen gas can then be fed directly to a fuel cell which, in turn, produces the electrical energy to power a car.

Dr. Rosa Young, ECD's Vice President of Advanced Materials Development and Vice President, Technology, Texaco Ovonic Hydrogen Systems LLC, notes, "The beauty of our metal hydride approach is that hydrogen atoms reside very close together in the metal matrix. Even though the weight of the metal matrix is substantially greater than the stored hydrogen, the energy storage density is significantly higher than what's possible with gaseous or liquid hydrogen."

In its natural form, hydrogen as a gas has the potential to be dangerous. Storing it at high pressures does raise the storage density, but it also exacerbates the safety issue. At 5000 psi, it is possible to store 31 grams of hydrogen per liter. Liquefying the gas at very low temperatures (-253(degree)C) can raise the storage density to 71 grams per liter. Unfortunately, liquefaction is energy intensive, requiring 10 kWh of electricity to liquefy each kilogram of hydrogen. Exotic storage tanks also are necessary to contain hydrogen in either the compressed or the liquefied form.

"ECD has developed the superior alternative," says Dr. Ned Stetson, ECD Senior Research Scientist, "of storing hydrogen as a safe, solid compound at low pressure. We've achieved an energy density of 7 wt. % that equates to 103 grams of hydrogen per liter -- 45% better than the liquid approach and 230% better than the compressed alternative."

The safety of ECD metal hydride systems has been confirmed in tests conducted in cooperation with vehicle manufacturers. NiMH batteries have run the gauntlet of drop trials, salt and fresh water submersion and burning in gasoline without a problem. After destructive poking and prodding, they have proven to be totally safe, a critically important attribute that carries over intact to metal hydrides engineered for hydrogen storage. Longevity is another strong point. Tests suggest that metal hydride systems will provide more than 2000 refilling cycles with no performance degradation. Two thousand cycles are equivalent to driving hundreds of thousands of miles in a vehicle.

The Ovonic Solid Hydrogen Storage System can be packaged in any size or shape to meet application requirements. To provide 300 miles of range in an advanced fuel cell car, six kilograms of hydrogen storage capacity is needed. Such a tank would occupy about 120 liters of space and weigh 120 kilograms. These specifications include the refueling heat exchanger -- a hydrogen-fueled catalytic burner to generate the heat necessary to quickly desorb the stored fuel -- and high-efficiency insulation.

After we were free from our MOU with Shell, Texaco, which was reviewing our technology and progress, formed a joint venture with us in October 2000, Texaco Ovonic Hydrogen Systems LLC, a 50-50 joint venture between ECD and TESI to further develop and advance the commercialization of ECD's technology to store hydrogen in metal hydrides.

Under the terms of the joint venture agreement, ECD is providing proprietary technology while TESI provides additional technological support and funding during the product development and pre-production phase of the venture's operations. Funding for the initial product and market development is expected to exceed $46 million. Since forming the joint venture, development work has accelerated and performance testing has started. We are confident we will meet our goals in the hydrogen storage system, an important part of the hydrogen economy. ECD's system approach enables the hydrogen economy to be realistic.


Production Technology and Machine Building Division

This division builds many of the special machines used by ECD and its joint ventures and licensees to manufacture products. During the year, it began construction of the new 25 MW photovoltaic production equipment which is proceeding well. Numerous test stands, special fixtures and prototype parts were fabricated for use in our hydrogen storage, fuel cell and NiMH battery operations. We expect the division to continue to be fully utilized during the coming year and beyond, helping the company's earnings outlook.


ECD Financial Results and Assets

Please refer to the latest 10K and 10Q reports for the most recent financial results. We have been pleased with the recent improvement in operations. The investments we made to expand and improve our technologies have resulted in enabling intellectual property and products which allowed us to enter into the new ventures previously discussed. All the new business activities have funded development and commercialization programs to reduce ECD's internal funding and expense requirements, which are expected to improve our earnings outlook.

In prior letters and reports to shareholders, we have noted that ECD's balance sheet does not reflect the value of our most important assets. Our U.S. patents and corresponding foreign patents and our joint ventures are not carried at any significant value on our balance sheet. This year has seen a significant increase in the value of ventures as shown on the next page:

Patents/Intellectual Property                     360 United States, 825 Foreign


Joint Ventures (JV)                                              Value of Venture           Carrying Value
and Subsidiaries:                                  ECD           (100%) Based on         of ECD's Interest on
                                                Ownership     Partner's Contribution     Financial Statements
                                                ---------     ----------------------     ---------------------
Photovoltaics
 United Solar/Bekaert ECD Solar                   ~ 50%            $144 million             ~ $22 million
  (alliance with N.V. Bekaert S.A.)
 Sovlux-- Russian JV with Kvant and               ~ 50%            $30 million                   $-0-
  Russian Ministry of Atomic Energy (MINATOM)


Fuel Cells
 Texaco Ovonic Fuel Cell Company LLC -- JV          50%            $80 million                   $-0-
  Battery
 Ovonic Battery -- balance owned by                 91%            $140 million           ~ ($58 million)
  Honda, Sanyo and Sanoh
 GM Ovonic LLC -- JV with GM -- Texaco Ovonic       40%            $100+ million                 $-0-
 Sovlux Battery-- Russian JV with MINATOM           50%            $7 million                    $-0-
 China JV with Rare Earth High-Tech                 19%            $81 million                   $-0-

Hydrogen Storage
 Texaco Ovonic Hydrogen Systems LLC -- JV           50%            $92 million                   $-0-

Information
 Ovonyx, Inc.-- JV                                  41.7%          $60 million                   $-0-
 Ovonic Media LLC -- JV with General Electric       49%            $14 million                   $-0-



Capital Equipment:                Replacement value is $15MM+

Tax Loss Carryforwards:           $27 MM in reduction of future income taxes


                                                                                                         16

For several years, ECD has followed a three-pronged strategy to commercialize its products:

1.  Licensing ECD products to provide a royalty revenue stream

2. Joint venture and business alliances that provide a leadership role for ECD in growth markets

3.  Building ECD's manufacturing base to bring materials and products to market

This year saw a strong shift in emphasis to joint ventures and building ECD's manufacturing base (items 2 and 3) to provide better cash flows to ECD as product acceptance gains in the marketplace.


ECD Investor Relations

During the year, ECD management met with several investor groups to present the ECD story. Investor groups regularly visit ECD in Troy, Michigan, and we are always more than pleased to present our technologies and vision of the future to all who are interested. We plan to continue our outreach program in an effort to expand our investor base.

The ECD website has been expanded and is being continuously updated with new information about the company and its products.

Management will continue its efforts to increase investor awareness in 2001.


In Closing

This past year has been one of major change and importance for ECD as our technologies, developed over the years, have moved to the forefront with major industrial companies joining us to commercialize and use them.

We believe industry trends/market drivers will continue to contribute to the growing application and adoption of our new energy and information technologies. DVD applications are expanding, smaller devices with more storage capacity are required, and the market for personal electronic devices is exploding. In the new era of energy deregulation, the drive for distributed/portable power and awareness of climate change issues and pollution all have important implications for ECD and the advancement of its technologies. The recent turmoil in the technology area underlines the importance of ECD, which is the provider of the solutions to build the needed industries for the new millennium.

Acceptance of these technologies is due to the dedication and hard work of our talented colleagues and employees. We are proud of our strong management team, which has years of both business and technical experience. We appreciate the many contributions of our board of directors whose talents and insight have enabled us to pursue our work.

Several members of our board have stepped down this year and we would particularly like to thank them for their dedicated service and interest in ECD:
Mr. Joichi Ito, one of Japan's leading young entrepreneurs, had increasing business commitments in Japan which were expected to limit his participation with ECD; Mr. Nathan J. Robfogel, a long-serving and active board member, had accepted a new business assignment that was also expected to limit his ECD participation; and Mr. Seymour Liebman who was especially helpful in our work with Canon over the years.

We look forward to the future with confidence.



/s/ S.R. Ovshinsky                                 /s/ R.C. Stempel

S.R. Ovshinsky                                    R.C. Stempel
President and Chief Executive                     Chairman
Officer




December 2000





--------------------------------------------------------------------------------
Stockholders are encouraged to read the Company's Annual Report on Form 10-K for its fiscal year ended June 30, 2000, carefully, including information contained in the section Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

DIRECTORS AND OFFICERS

Stanford R. Ovshinsky, President, Chief Executive Officer and Director, ECD; Chief Executive Officer and Director, Ovonic Battery; Chairman, Chief Executive Officer and Director, United Solar Systems Corp.; Chairman and Director, Ovonyx, Inc.

Robert C. Stempel, Chairman of the Board and Executive Director, ECD; Chairman, Ovonic Battery; Director, United Solar Systems Corp.; former Chairman and Chief Executive Officer, General Motors Corp.

Iris M. Ovshinsky, Ph.D., Vice President and Director, ECD; Director and Secretary, Ovonic Battery

Nancy M. Bacon, Senior Vice President and Director, ECD; Director, United Solar Systems Corp.

Umberto Colombo, Ph.D., Director, ECD; Chairman of the Scientific Councils of the ENI Enrico Mattei Foundation and of the Instituto Per l'Ambiente, Italy; former Chairman of ENEA (Italian National Agency for New Technology, Energy and Environment)

Subhash K. Dhar, Director, ECD; President, Chief Operating Officer and Director, Ovonic Battery

Hellmut Fritzsche, Ph.D., Vice President and Director, ECD; Director, United Solar Systems Corp.; retired Professor of Physics and former Chairman of the Department of Physics, The University of Chicago

Tyler Lowrey, Director, ECD; President, Chief Executive Officer and Director, Ovonyx, Inc.; former Vice Chairman and Chief Technology Officer of Micron Technology, Inc., Boise, Idaho

Walter J. McCarthy, Jr., Director, ECD; retired Chairman and Chief Executive Officer of Detroit Edison, Detroit, Michigan

Florence I. Metz, Ph.D., Director, ECD; Director, Ovonic Battery; retired Project Manager for Business and Strategic Planning, Inland Steel, East Chicago, Indiana

James R. Metzger, Director, ECD; Vice President and Chief Technology Officer, Texaco Inc.

Stanley K. Stynes, Ph.D., Director, ECD; retired Professor and former Dean, College of Engineering, Wayne State University, Detroit, Michigan

William M. Wicker, Director, ECD; Senior Vice President, Texaco Inc.


Marvin S. Siskind, Vice President and Patent Counsel, ECD
Ghazaleh Koefod, Secretary, ECD
Roger John Lesinski, General Counsel, ECD; Secretary, United Solar Systems Corp. Stephan W. Zumsteg, Treasurer, ECD


Outside Legal Counsel                    Auditors
Jenner & Block                           Deloitte & Touche LLP
Chicago, Illinois                        Detroit, Michigan

Outside Patent Counsel                   Transfer Agent
Lawrence G. Norris                       State Street Bank & Trust Company
Palm Desert, California                  C/O EquiServe Limited Partnership
                                         P.O. Box 8200
                                         Boston, MA 02266-8200
                                         Shareholder Inquiries:1.800.426.5523
                                         www.equiserve.com